Exhibit 11.1

Cornell Companies, Inc.

Statement Re: Computation of Per Share Earnings

(in thousands except per share amounts)

	2002		2001		2000
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net Earnings	$6,362	$6,362	$4,659	$4,659	$7,969	$7,969
Shares used in computing net earnings per share:
Weighted average common shares and common share equivalents	14,132	14,132	10,624	10,624	10,158	10,158
Less effect of treasury shares	(1,221)	(1,221)	(1,008)	(1,008)	(775)	(775)
Effect of shares issuable under stock options and warrants based on the treasury stock method	—	321	—	453	—	112
	12,911	13,232	9,616	10,069	9,383	9,495
Net earnings per share	$0.49	$0.48	$0.48	$0.46	$0.85	$0.84